SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
                  Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                                                 Commission File Number 1-11249

                           Equitable of Iowa Companies
              Exact name of registrant as specified in its charter)

       909 Locust Street, Des Moines, Iowa 50306, telephone: 515-698-7000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              8.50% Notes due 2005
                       8.424% Series A Capital Securities
            (Title of each class of securities covered by this Form)


                           Common Stock, no par value
               8.70% Trust Originated Preferred Securities (TOPRS)
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [  ]              Rule 12h-3(b)(1)(ii) [  ]
         Rule 12g-4(a)(1)(ii)  [  ]              Rule 12h-3(b)(2)(i)  [  ]
         Rule 12g-4(a)(2)(i)   [  ]              Rule 12h-3(b)(2)(ii) [  ]
         Rule 12g-4(a)(2)(ii)  [  ]              Rule 15d-6           [  ]
         Rule 12h-3(b)(1)(i)   [x]

         Approximate number of holders of record as of the certification or notice date:

              8.424% Series A Capital Securities               5
               8.50% Notes due 2005                           24
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         Pursuant to the requirements of the Securities Exchange Act of 1934
Equitable of Iowa Companies has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:          January 8, 1998                  BY:   /s/ Jeffrey  Morrison
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Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.